Citigroup Inc.
Pricing Supplement No. 2013–CMTNH0166 dated September 24, 2013 relating to
Preliminary Pricing Supplement No. 2013-CMTNH0166 dated September 5, 2013
Registration Statement No. 333-172562
Filed Pursuant to Rule 433

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Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020
PRICING TERMS—SEPTEMBER 24, 2013
Issuer:	Citigroup Inc.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$480,000
Pricing date:	September 24, 2013
Original issue date:	September 27, 2013
Maturity date:
September 27, 2020. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:	From and including the original issue date to but excluding September 27, 2015:
	•	3.00%
	From and including September 27, 2015 to but excluding the maturity date:
	•	For each monthly interest period, the CPI percent change determined for that interest period plus 0.60%, subject to a minimum interest rate of 0.60% for any interest period
CPI or Consumer Price Index:
The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page).  See “Determination of the Level of the Consumer Price Index” in the related preliminary pricing supplement for more information.

CPI percent change:	(final CPI level – initial CPI level) / initial CPI level
Initial CPI level:	For each monthly interest period, the CPI level for the calendar month that is fifteen calendar months prior to the month of the relevant interest payment date
Final CPI level:	For each monthly interest period, the CPI level for the calendar month that is three calendar months prior to the month of the relevant interest payment date
Interest period:
The one-month period from the original issue date to but excluding the immediately following interest payment date, and each successive one-month period from and including an interest payment date to but excluding the next interest payment date

Interest payment dates:	The 27th day of each month, beginning on October 27, 2013 and ending on the maturity date.
Day count convention:	30/360 Unadjusted
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
CUSIP:	1730T0VC0
ISIN:	US1730T0VC07
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:
Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(2)	Proceeds to issuer(2)
Per note:	$1,000.00	$12.50	$987.50
Total:	$480,000	$6,000	$474,000
(1) On the pricing date, the estimated value of the notes is $987.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.
(2) For more information on the distribution of the notes, see “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement describing this offering and the accompanying prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, in connection with your investment in the notes.

Preliminary Pricing Supplement dated September 5, 2013
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.